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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

TAOMEE HOLDINGS LIMITED
(Name of the Issuer)

Taomee Holdings Limited
Orient TM Parent Limited
Orient TM Merger Limited
Mr. Benson Haibing Wang
Mr. Roc Yunpeng Cheng
Mr. Jason Liqing Zeng
Joy Union Holdings Limited
Charming China Limited
Frontier Technology Holdings Limited
Speednext Industrial Limited
Dongzhengruibo (Shanghai) Investment Center (Limited Partnership)
Orient Ruide Capital Management (Shanghai) Co., Ltd.
(Names of Persons Filing Statement)

Ordinary shares, par value US$0.00002 per share
American Depositary Shares, each representing 20 ordinary shares
(Title of Class of Securities)

87600Y1061
(CUSIP Number)

Sam Lawn, Chief Financial Officer Taomee Holdings Limited 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District Shanghai 200233, People's Republic of China Tel: +86 (21) 6128-0056	Mr. Benson Haibing Wang
Mr. Roc Yunpeng Cheng
Mr. Jason Liqing Zeng
Joy Union Holdings Limited
Charming China Limited
Frontier Technology Holdings
Speednext Industrial Limited
c/o 16/F, Building No. A-2,
No. 1528 Gumei Road, Xuhui District
Shanghai 200233, People's Republic of China
Tel: +86 (21) 6128-0056
Orient TM Parent Limited Orient TM Merger Limited c/o Maricorp Services Ltd., P.O. Box 2075, George Town, Grand Cayman KY1-1105, Cayman Islands Tel: +86 (21) 6332-5888
Dongzhengruibo (Shanghai) Investment Center
(Limited Partnership)
Orient Ruide Capital Management (Shanghai) Co., Ltd.
c/o 36/F, Building No. 2,
Orient International Finance Center,
318 South Zhong Shan Road,
Shanghai, People's Republic of China
Tel: +86 (21) 6332-5888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

James T. Lidbury Ropes & Gray LLP 41st Floor, One Exchange Square 8 Connaught Place Central, Hong Kong Fax: +852 3664 6454	Karen M. Yan, Esq. Fenwick & West LLP Unit 908, Kerry Parkside Office No. 1155 Fang Dian Road Pudong, Shanghai 201204 People's Republic of China Fax: +86 (21) 8017-1299	Ke Geng, Esq. Nima Amini, Esq. O'Melveny & Myers LLP Yin Tai Centre, Office Tower, 37th Floor No. 2 Jianguomenwai Ave. Chao Yang District Beijing People's Republic of China Fax: +86 (10) 6563-4201

This statement is filed in connection with (check the appropriate box):

a
☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b
☐ The filing of a registration statement under the Securities Act of 1933.

c
☐ A tender offer

d
☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

US$136,092,876.83	US$13,704.55

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of US$0.1884 for 713,627,080 issued and outstanding ordinary shares of the issuer (including shares represented by the American depositary shares) subject to the transaction plus (b) the product of 6,058,400 ordinary shares issuable under all outstanding and unexercised options multiplied by US$0.1226 per share (which is the difference between US$0.1884 per share merger consideration and the weighted average exercise price of US$0.0658 per share plus (c) the product of 4,791,800 shares of company restricted shares multiplied by US$0.1884 per share ((a), (b) and (c) together, the "Transaction Valuation")).

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.00010070.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1
This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 20 ordinary shares.

		Page
Item 15	Additional Information	1
Item 16	Exhibits	3

i

INTRODUCTION

        This Amendment No. 4 (this "Final Amendment") to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits thereto as amended (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) Taomee Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of the ordinary share, par value US$0.00002 per share (each, a "Share"), including the Shares represented by the American depositary shares ("ADSs"), each representing 20 Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Orient TM Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent"); (c) Orient TM Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Merger Sub"); (d) Mr. Benson Haibing Wang, the co-founder, a director and the chief executive officer of the Company ("Mr. Wang"); (e) Mr. Roc Yunpeng Cheng, the co-founder, a director and president of the Company ("Mr. Cheng"); (f) Mr. Jason Liqing Zeng, the chairman of the board of directors of the Company ("Mr. Zeng"); (g) Joy Union Holdings Limited, a company incorporated under the laws of the British Virgin Islands wholly owned by Mr. Wang ("Joy Union"); (h) Charming China Limited, a company incorporated under the laws of the British Virgin Islands wholly owned by Mr. Cheng ("Charming China"); (i) Frontier Technology Holdings Limited, a company incorporated under the laws of the British Virgin Islands wholly owned by Mr. Zeng ("Frontier Technology," and collectively with Mr. Wang, Mr. Cheng, Mr. Zeng, Joy Union and Charming China, the "Rollover Shareholders") and Speednext Industrial Limited, a company incorporated under the laws of the British Virgin Islands wholly owned by Mr. Zeng; (j) Dongzhengruibo (Shanghai) Investment Center (Limited Partnership), a limited partnership formed under the laws of the PRC; and (k) Orient Ruide Capital Management (Shanghai) Co., Ltd., a company incorporated under the laws of the PRC (the "Sponsor," and together with Mr. Wang, Mr. Cheng, Joy Union and Charming China, the "Buyer Group").

        The Transaction Statement relates to the agreement and plan of merger dated as of December 11, 2015 (the "Merger Agreement"), by and among the Company, Parent and Merger Sub, pursuant to which the Merger Sub was merged with and into the Company with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent (the "Merger").

        This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

        All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person and no Filing Person has produced any disclosure with respect to any other Filing Person.

Item 15    Additional Information

        The disclosure under Item 15 required by Item 1011(c) of Regulation M-A is as follows:

        On April 15, 2016, at 10:00 a.m. (Beijing time), an extraordinary general meeting of the shareholders of the Company was held at the Company's office at 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District, Shanghai, China. At the extraordinary general meeting, the shareholders of the Company voted in favor of the proposal to authorize and approve the Merger Agreement, the plan of merger substantially in the form attached as Exhibit A to the Merger Agreement (the "Plan of Merger") and the transactions contemplated by the Merger Agreement, including the Merger.

        On June 22, 2016 (Cayman Islands time), the Company and Merger Sub filed the Plan of Merger with the Cayman Islands Registrar of Companies, pursuant to which the Merger became effective on June 22, 2016. As a result of the Merger, the Company became wholly owned by Parent.

        At the effective time of the Merger (the "Effective Time"), (a) each outstanding Share, other than (i) Shares (including Shares represented by ADSs) beneficially owned by the Rollover Shareholders (such Shares collectively, the "Rollover Shares"), (ii) Shares (including Shares represented by ADSs) beneficially owned by the Company or held by the Company as treasury shares or held by J.P. Morgan Chase Bank, N.A., the Company's depositary (the "ADS depositary") that are reserved (but not yet allocated) by the Company for settlement upon exercise of any Company equity awards, (Shares described under (i) through (ii) above are collectively referred to herein as the "Excluded Shares"), and (iii) Shares represented by ADSs, has been cancelled in exchange for the right to receive US$0.1884 in cash without interest, and (b) each issued and outstanding ADS together with the Shares underlying such ADS (other than any ADS representing Excluded Shares) has been cancelled in exchange for the right to receive US$3.767 in cash per ADS without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement, dated as of June 8, 2011, by and among the Company, the ADS depositary and the holders from time to time of ADSs issued thereunder), in each case, net of any applicable withholding taxes described in the Merger Agreement. Each Rollover Shares has been cancelled for no consideration. The Company did not receive any notice of objection from any shareholder prior to vote to approve the Merger, which is required for exercising any dissenting rights.

        In addition, at the Effective Time,

  •
  (a) vesting of each option (the "Company Option") to purchase Shares granted under the Company's 2009 Stock Option Plan, 2010 Share Incentive Plan and 2012 Share Incentive Plan, each as amended (collectively, the "Share Incentive Plans") outstanding as of the Effective Time and having an exercise price per Share less than US$0.1884 has been accelerated by 12 months, (b) vesting of each Company Option outstanding as of the Effective Time and having an exercise price per Share equal to or greater than US$0.1884 has been accelerated as to all of the covered Shares, and (c) vesting of each Company restricted share award issued under the Share Incentive Plans (the "Company Restricted Share", and together with the Company Option, the "Company Equity Award") outstanding as of the effective time of the Merger has been accelerated by 12 months, except for certain awards that has been accelerated by three months or vest immediately prior to the Effective Time;

  •
  each vested Company Option (including after application of any acceleration), has been cancelled and converted into the right to receive an amount equal to the product of (a) the excess of US$0.1884 over the exercise price payable per Share under such Company Option multiplied by (b) the number of Shares covered under such vested Company Option, in cash, without interest and net of any applicable withholding taxes; if the exercise price of a Company option is greater than or equal to US$0.1884, such Company Option has been cancelled at the Effective Time for no consideration;

  •
  each unvested and outstanding Company Option as of the Effective Time has been assumed by Parent and converted into an option to purchase that number of ordinary shares of Parent equal to the number of Shares subject to such option multiplied by the ratio of (a) US$0.1884 divided by (b) the fair market value of one ordinary share of Parent at the Effective Time, and rounded down to the nearest whole share, with a per share exercise price determined by dividing the per Share exercise price of such option by the ratio of (x) US$0.1884 divided by (y) the fair market value of one ordinary share of Parent at the Effective Time, and rounding up to the nearest whole cent; and the terms and conditions of the assumed option, including vesting conditions, shall otherwise remain unmodified;

  •
  each Company Restricted Share vested and outstanding as of the effective time of the Merger (after application of any acceleration) has been cancelled and converted into the right to receive US$0.1884 per Share, in cash, without interest and net of any applicable withholding taxes; and

  •
  each unvested and outstanding Company Restricted Share has been assumed by Parent and would cover that number of ordinary shares of Parent equal to the number of Shares covered thereby multiplied by the ratio of (a) US$0.1884 divided by (b) the fair market value of one ordinary share of Parent at the Effective Time, rounded down to the nearest whole share; the terms and conditions of the assumed Company Restricted Share, including vesting conditions, shall otherwise remain unmodified.

        As a result of the Merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange ("NYSE"), and the Company will cease to be a publicly traded Company. The Company has requested NYSE to file an application on Form 25 with the SEC to remove the ADSs from listing on NYSE and withdraw registration of the ADSs and the Ordinary Shares underlying the ADSs under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC.

Item 16    Exhibits

(a)-(1)	**	Proxy Statement of the Company dated March 25, 2016 (the "Proxy Statement").

(a)-(2)	**	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	**	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	**	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)		Press Release issued by the Company, dated December 11, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 11, 2015.

(a)-(6)		Press Release issued by the Company, dated March 25, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 25, 2016.

(a)-(7)		Press Release issued by the Company, dated April 15, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 15, 2016.

(b)-(1)	*	Equity Commitment Letter by and between Orient Ruide Capital Management (Shanghai) Co., Ltd. and Orient TM Parent Limited, dated December 11, 2015.

(b)-(2)	**	Rollover and Support Agreement by and among Orient TM Parent Limited, Mr. Benson Haibing Wang, Joy Union Holdings Limited, Mr. Roc Yunpeng Cheng, Charming China Limited, Mr. Jason Liqing Zeng and Frontier Technology Holdings Limited, dated December 11, 2015 incorporated herein by reference to Annex C-1 to the proxy statement.

(b)-(3)	**	Amended and Restated Rollover and Support Agreement by and among Orient TM Parent Limited, Mr. Benson Haibing Wang, Joy Union Holdings Limited, Mr. Roc Yunpeng Cheng, Charming China Limited, Mr. Jason Liqing Zeng and Frontier Technology Holdings Limited, dated December 31, 2015 incorporated herein by reference to Annex C-2 to the proxy statement.

(b)-(4)	**	Limited Guaranty of Orient Ruide Capital Management (Shanghai) Co., Ltd. in favor of Taomee Holdings Limited dated December 11, 2015, incorporated herein by reference to Annex D to this proxy statement.

(b)-(5)	**	Limited Guaranty of Mr. Benson Haibing Wang and Joy Union Holdings Limited in favor of Taomee Holdings Limited dated December 11, 2015, incorporated herein by reference to Annex E to this proxy statement.

(b)-(6)	**	Limited Guaranty of Mr. Roc Yunpeng Cheng and Charming China Limited in favor of Taomee Holdings Limited dated December 11, 2015, incorporated herein by reference to Annex F to this proxy statement.

(c)-(1)	**	Opinion of Duff & Phelps, dated December 11, 2015, incorporated herein by reference to Annex H to the Proxy Statement.

(c)-(2)	*	Discussion Materials prepared by Duff & Phelps for discussion with the Special Committee of the board of directors of Taomee Holdings Limited, dated December 11, 2015.

(d)-(1)	**	Agreement and Plan of Merger, dated as of December 11, 2015, among Taomee Holdings Limited, Orient TM Parent Limited and Orient TM Merger Limited incorporated herein by reference to Annex A and Annex B to the Proxy Statement.

(f)-(1)	**	Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the Proxy Statement.

(f)-(2)	**	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex G to the Proxy Statement.

(g)		Not applicable.

*
Previously filed on January 5, 2016.

**
Previously filed on March 25, 2016.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2016

Taomee Holdings Limited
By	/s/ SAM LAWN
	Name:	Sam Lawn
	Title:	Chief Financial Officer

Orient TM Parent Limited
By	/s/ HAI FENG
	Name:	Hai Feng
	Title:	Director
Orient TM Merger Limited
By	/s/ HAI FENG
	Name:	Hai Feng
	Title:	Director

Frontier Technology Holdings Limited
By	/s/ JASON LIQING ZENG
	Name:	Jason Liqing Zeng
	Title:	Director
Speednext Industrial Limited
By	/s/ JASON LIQING ZENG
	Name:	Jason Liqing Zeng
	Title:	Director
Mr. Jason Liqing Zeng
/s/ JASON LIQING ZENG Jason Liqing Zeng

Mr. Benson Haibing Wang
/s/ BENSON HAIBING WANG Benson Haibing Wang
Mr. Roc Yunpeng Cheng
/s/ ROC YUNPENG CHENG Roc Yunpeng Cheng
Joy Union Holdings Limited
By	/s/ BENSON HAIBING WANG
	Name:	Benson Haibing Wang
	Title:	Director
Charming China Limited
By	/s/ ROC YUNPENG CHENG
	Name:	Roc Yunpeng Cheng
	Title:	Director

Dongzhengruibo (Shanghai) Investment Center (Limited Partnership)
By	/s/ HAI FENG
	Name:	Hai Feng
	Title:	Authorized Signatory
Orient Ruide Capital Management (Shanghai) Co., Ltd.
By	/s/ BO CHEN
	Name:	Bo Chen
	Title:	Chairman of the Board of Directors

EXHIBIT INDEX

(a)-(1)	**	Proxy Statement of the Company dated March 25, 2016 (the "Proxy Statement").

(a)-(2)	**	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	**	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	**	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)		Press Release issued by the Company, dated December 11, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 11, 2015.

(a)-(6)		Press Release issued by the Company, dated March 25, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 25, 2016.

(a)-(7)		Press Release issued by the Company, dated April 15, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 15, 2016.

(b)-(1)	*	Equity Commitment Letter by and between Orient Ruide Capital Management (Shanghai) Co., Ltd. and Orient TM Parent Limited, dated December 11, 2015.

(b)-(2)	**	Rollover and Support Agreement by and among Orient TM Parent Limited, Mr. Benson Haibing Wang, Joy Union Holdings Limited, Mr. Roc Yunpeng Cheng, Charming China Limited, Mr. Jason Liqing Zeng and Frontier Technology Holdings Limited, dated December 11, 2015 incorporated herein by reference to Annex C-1 to the proxy statement.

(b)-(3)	**	Amended and Restated Rollover and Support Agreement by and among Orient TM Parent Limited, Mr. Benson Haibing Wang, Joy Union Holdings Limited, Mr. Roc Yunpeng Cheng, Charming China Limited, Mr. Jason Liqing Zeng and Frontier Technology Holdings Limited, dated December 31, 2015 incorporated herein by reference to Annex C-2 to the proxy statement.

(b)-(4)	**	Limited Guaranty of Orient Ruide Capital Management (Shanghai) Co., Ltd. in favor of Taomee Holdings Limited dated December 11, 2015, incorporated herein by reference to Annex D to this proxy statement.

(b)-(5)	**	Limited Guaranty of Mr. Benson Haibing Wang and Joy Union Holdings Limited in favor of Taomee Holdings Limited dated December 11, 2015, incorporated herein by reference to Annex E to this proxy statement.

(b)-(6)	**	Limited Guaranty of Mr. Roc Yunpeng Cheng and Charming China Limited in favor of Taomee Holdings Limited dated December 11, 2015, incorporated herein by reference to Annex F to this proxy statement.

(c)-(1)	**	Opinion of Duff & Phelps, dated December 11, 2015, incorporated herein by reference to Annex H to the Proxy Statement.

(c)-(2)	*	Discussion Materials prepared by Duff & Phelps for discussion with the Special Committee of the board of directors of Taomee Holdings Limited, dated December 11, 2015.

(d)-(1)	**	Agreement and Plan of Merger, dated as of December 11, 2015, among Taomee Holdings Limited, Orient TM Parent Limited and Orient TM Merger Limited incorporated herein by reference to Annex A and Annex B to the Proxy Statement.

(f)-(1)	**	Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the Proxy Statement.

(f)-(2)	**	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex G to the Proxy Statement.

(g)		Not applicable.

*
Previously filed on January 5, 2016.

**
Previously filed on March 25, 2016.